UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

illumin Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, without par value

(Title of Class of Securities)

00510L106

(CUSIP Number of Class of Securities)

Elliot Muchnik

Chief Financial Officer

illumin Holdings Inc.

70 University Ave., Suite 1200

Toronto, Ontario M5J 2M4

(416) 218-9888

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Brian M. Pukier

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

(416) 869-5500

Michael J. Solecki

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114-1190
(216) 586-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by illumin Holdings Inc., a corporation incorporated under and governed by the Canada Business Corporations Act (“illumin” or the “Corporation”), on July 27, 2023 (the “Schedule TO”) in connection with the offer by the Corporation to the holders of its common shares (the “Shares”) to purchase up to an aggregate amount of Cdn$40,000,000 of the Shares at a price of not more than Cdn$2.65 per Share and not less than Cdn$2.53 per Share in cash, without interest.

The Corporation’s offer (the “Offer”) is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2023 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement No. 1 to the Offer to Purchase, dated August 9, 2023 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”) the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”.

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto, is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. All capitalized terms used but not specifically defined in this Amendment No. 1 shall have the meanings given to such terms in the Original Offer to Purchase and the Circular. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 – 11

Items 1 – 11 are hereby amended and updated by the Supplement No. 1 to the Offer to Purchase, dated May 31, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

The Original Offer to Purchase is being refiled with this Amendment No. 1 to include the Liquidity Opinion referenced in the Original Offer to Purchase, which was inadvertently omitted from the Original Offer to Purchase filed as exhibit (a)(1)(A) to the Schedule TO.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 27, 2023, and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)	Supplement No. 1 to the Offer to Purchase, dated August 9, 2023.

(a)(5)	Press Release (incorporated by reference to Exhibit 99.1 to the Corporation’s Schedule TO-C filed on July 26, 2023).

(d)(1)	AcuityAds Holdings Inc. Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Corporation’s Registration Statement on Form S-8 filed on August 18, 2021).

(d)(2)*	AcuityAds Holdings Inc. Amended and Restated Stock Option Plan.

(d)(3)*	AcuityAds Holdings Inc. Amended and Restated Deferred Share Unit Plan.

107*	Filing Fee Table.

*       Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLUMIN HOLDINGS INC.

By:	/s/ Elliot Muchnik
Name:	Elliot Muchnik
Title:	Chief Financial Officer

Date: August 9, 2023